Exhibit 99.3

October 1, 2001

Mr. John Hudgens

Chief Financial Officer

Creative Publishing International, Inc.

5900 Green Oak Drive

Minnetonka, MN  55343

Re: Letter Agreement Regarding Sublease Liability

Dear John:

At our last meeting, you asked for a letter setting out a proposal for Lightning Rod Software, Inc. to deal with its liability under the Sublease Agreement dated July 12, 2000.  Under that Agreement, Lightning Rod is responsible for monthly payments of $29, 583.34 from September 2001 through May 31, 2002.  As you know, Dialogic Corporation has agreed to monthly payments for its occupancy of part of Lightning Rod’s space of $15,000.00 per month for September 2001 through February 28, 2002, which amounts will be paid directly by Dialogic to your organization.  Creative Publishing is also holding $40,000.00 of damage deposit from Lightning Rod.  With this in mind, Lightning Rod will agree to meet its obligations under the Sublease Agreement as follows:

1.     Lightning Rod will continue to occupy the leased premises until May 31, 2002, during which time it will continue its efforts (however limited by there being currently no compensated employees) to find one or more tenants who can take all or part of any available space for the limited period of time to the end of the current lease term.

2.     Lightning Rod will remain liable for the Net Unpaid Liability under the Sublease Agreement determined as of May 31, 2002.  The Net Unpaid Liability will be Lightning Rod’s monthly rent for September, 2001 through May 31, 2002 totaling $266,250.06 ($29,583.34/month for nine months) less rent paid by Dialogic of $90,000.00 ($15,000.00/month for six months) less the damage deposit of $40,000.00 less any additional rents that may be paid for occupancy of Lightning Rod’s space through May 31, 2002.  The Net Unpaid Liability is, therefore, $136,250.06 less “any additional of other rents paid” as determined on May 31, 2002.

3.     Lightning Rod will apply all cash received from Dialogic Corporation from and after September 1, 2001 for license fees to the payment of the Net Unpaid Liability until the Net Unpaid Liability is paid in full.

If the foregoing meets with your approval, please sign below.  If you have any questions, please call me at 612-987-1304.

Very Truly Yours
Lightning Rod Software, Inc.

/s/	Thomas J. Patin
Thomas J. Patin General Counsel and Acting CEO

Agreed and Accepted
Creative Publishing International, Inc.
/s/	John Hudgens
John Hudgens Chief Financial Officer